UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
CLEARANT, INC.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
184690 204
(CUSIP Number)
Edward T. Schultz, Esq.
Dreier Stein Kahan Browne Woods George LLP
1620 26th Street, 6N
Santa Monica, California 90404
(424) 202-6080
(Name, Address and Telephone Number of Person Authorized
To Receive Notices and Communications)
March 4, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	184690 204

1	NAMES OF REPORTING PERSONS Michael Elek IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		5,714,288(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,714,288(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,714,288

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.64%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Includes 1,428,572 shares of common stock held in the name Summerlight Trading Corp., 1,428,572 shares of common stock held in the name Norpot Corp., 1,428,572 shares of common stock held in the name Snowball Overseas SA and 1,428,572 shares of common stock held in the name Cherwell Assets Corp. Michael Elek is the sole beneficial owner of each of the foregoing companies.
(2) Excludes 2,571,430 shares beneficially owned by family members of Michael Elek. Mr. Elek disclaims any controlling or beneficial interest in such shares.
(3) Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

CUSIP No.	184690 204

1	NAMES OF REPORTING PERSONS Summerlight Trading Corp. IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable.(4)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Panama

	7	SOLE VOTING POWER

NUMBER OF		1,428,572

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,428,572

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,428,572

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(4) Summerlight Trading Corp. is a foreign corporation.
(5) Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

CUSIP No.	184690 204

1	NAMES OF REPORTING PERSONS Norpot Corp. IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable.(6)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Panama

	7	SOLE VOTING POWER

NUMBER OF		1,428,572

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,428,572

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,428,572

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%(7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(6) Norpot Corp. is a foreign corporation.
(7) Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

CUSIP No.	184690 204

1	NAMES OF REPORTING PERSONS Snowball Overseas SA IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable.(8)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Panama

	7	SOLE VOTING POWER

NUMBER OF		1,428,572

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,428,572

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,428,572

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%(9)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(8) Snowball Overseas SA is a foreign corporation.
(9) Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

CUSIP No.	184690 204

1	NAMES OF REPORTING PERSONS Cherwell Assets Corp. IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable.(10)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Panama

	7	SOLE VOTING POWER

NUMBER OF		1,428,572

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,428,572

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,428,572

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%(11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(10) Cherwell Assets Corp. is a foreign corporation.
(11) Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

ITEM 1.	SECURITY AND ISSUER.
     This Schedule relates to Clearant, Inc.’s common stock, $0.0001 par value.
     The principal address of the Issuer, Clearant, Inc., is:
     1801 Avenue of Stars, Suite 435
     Los Angeles, CA 90047

ITEM 2.	IDENTITY AND BACKGROUND
This Schedule 13D is being filed jointly by Michael Elek, Summerlight Trading Corp., Norpot Corp., Snowball Overseas SA and Cherwell Assets Corp. (sometimes collectively referred to herein as the “Reporting Persons”). During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons have been a party to a civil proceeding that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(i)	a.	Name: Michael Elek
	b.	Address: Via Della Scropa, 117 Rome Italy 00186
	c.	Principal Business: Venture Capitalist — Self-employed
	d.	Citizenship: Canada

(ii)	a.	Name: Summerlight Trading Corp.
	b.	Address: Calle Elvira Mendez 10, Panama, Republic of Panama
	c.	Principal Business: Provides investment capital to companies
	d.	Place of Organization: Panama

(iii)	a.	Name: Norpot Corp.
	b.	Address: Calle Elvira Mendez 10, Panama, Republic of Panama
	c.	Principal Business: Provides investment capital to companies
	d.	Place of Organization: Panama

(iv)	a.	Name: Snowball Overseas SA
	b.	Address: Calle Elvira Mendez 10, Panama, Republic of Panama
	c.	Principal Business: Provides investment capital to companies
	d.	Place of Organization: Panama

(v)	a.	Name: Cherwell Assets Corp.
	b.	Address: Calle Elvira Mendez 10, Panama, Republic of Panama
	c.	Principal Business: Provides investment capital to companies
	d.	Place of Organization: Panama

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
Michael Elek purchased the beneficial ownership interests of the other Reporting Persons with personal funds for an amount equal to $0.07 per share of common stock multiplied by the number of Issuer’s shares held by each other Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION.
The Reporting Persons intend to hold the securities of the Issuer for investment purposes. Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. Michael Elek is a director of the Issuer, and as such influences control over the Issuer.
The Reporting Persons evaluate their investment in the shares on a continual basis. The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
The Reporting Persons are the beneficial owners of the following aggregate number and percentage of the Issuer’s common stock described in Item 1:

(a)	Amount beneficially owned:		5,714,288 [1]

	Percentage of class:		11.67% [2]

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	5,714,288

	(ii)	Shared power to vote or to direct the vote:	0

	(iii)	Sole power to dispose or to direct the disposition of:	5,714,288

	(iv)	Shared power to dispose or to direct the disposition of:	0

[1]	Includes 1,428,572 shares of common stock held in the name Summerlight Trading Corp., 1,428,572 shares of common stock held in the name Norpot Corp., 1,428,572 shares of common stock held in the name Snowball Overseas SA and 1,428,572 shares of common stock held in the name Cherwell Assets Corp. Excludes 2,571,430 shares beneficially owned by family members of Michael Elek. Mr. Elek disclaims any controlling or beneficial interest in such shares.

[2]	Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.
(c)	None.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
Not Applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2008	/s/ Michael Elek
Michael Elek

Dated: March 17, 2008	Summerlight Trading Corp.
	By:	/s/ Michael Elek
Michael Elek

Dated: March 17, 2008	Norpot Corp.
	By:	/s/ Michael Elek
Michael Elek

Dated: March 17, 2008	Snowball Overseas SA
	By:	/s/ Michael Elek
Michael Elek

Dated: March 17, 2008	Cherwell Assets Corp.
	By:	/s/ Michael Elek
Michael Elek